Exhibit 4.1

English Language Summary

Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the First Issuance of TIM S.A., dated as of January 9, 2019, between TIM S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as fiduciary agent, and TIM Participações S.A., as guarantor.

On January 9, 2019, TIM S.A., or TIM, entered into a debentures indenture with Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as fiduciary agent, and TIM Participações S.A., or TIM Participações, as guarantor.

The debentures will be offered through a public placement with limited efforts in accordance with CVM Instruction 476. The leading underwriter is Banco Itaú BBA S.A., which will intermediate the placement and distribution of the debentures to professional investors as defined in CVM Instruction 539. TIM will use the proceeds to reinforce the company’s working capital.

The total amount of the issuance, in a single series, is of R$1,000,000,000 through the issuance of 100,000 debentures. The debentures will have nominal value of R$10,000 on the issuance date. The bookkeeping agent of the debentures and the settling bank is Banco Bradesco S.A. The debentures are non-convertible and unsecured with additional personal guarantee pursuant to article 58, caput, Law No. 6,404/76. For all legal purposes, the issuance date is January 15, 2019 and the term of the debentures is of 18 months as from the issuance date. Therefore, the maturity date is July 15, 2020.

The debentures will be registered for (i) distribution in the primary market through the MDA – Asset Distribution Module of B3 S.A. – Brasil, Bolsa, Balcão, or B3, and (ii) trading in the secondary market through CETIP21 – Bonds and Securities,  subject to financial settlement and electronic custody by B3.

The debentures nominal value will not be monetarily adjusted but it is subject to interest equal to 104.10% of the accumulated variation of the average daily rates of DI (inter-financial deposits) of one day over extra-group, expressed in percentage amount on a 252 business days basis, as calculated and disclosed by B3.

The indenture contains standard provisions regarding extraordinary repayments, optional early redemption by TIM, and acceleration, both automatic and non-automatic, including without limitation bankruptcy procedures by TIM, or any judicial or extrajudicial reorganization, default in obligations over R$100,000,000, failure to make certain payments under the indenture, change of control, among others.

TIM Participações executed the indenture as a personal guarantor and it is jointly and severally liable for the obligations assumed by TIM under the indenture.

The indenture contains customary covenants for TIM and provisions regarding the rights and obligations of the fiduciary agent. Moreover, TIM and TIM Participações gave customary representations and warranties under the indenture.